Exhibit 11.1

(Translation)

NIDEC CORPORATION

Code of Ethics

Compliance Rules

(As amended on April 15, 2008)

Chapter I: General Provisions

Article 1 (Purpose)

These Compliance Rules (these “Rules”) set forth the basic principles, structure and operation of a compliance system that, through continuous review and improvement, is designed to promote the proper conduct of our business in accordance with applicable laws and regulations.

Article 2 (Scope of Application)

These Rules shall apply to Nidec Corporation (the “Company”).  However, these Rules shall not be prevented from being applied to the Company’s affiliated companies as necessary.

Article 3 (Definition of Compliance)

As used herein, “Compliance” refers to a comprehensive management system that is designed to establish corporate integrity, earn the respect of the communities in which we do business and raise ethical awareness among our directors, officers and employees by promoting the observance of laws, regulations, company rules and ethical conduct.

Chapter II: Structure

Article 4 (The Board of Directors)

The Board of Directors shall decide basic matters relating to Compliance.

Article 5 (The Compliance Committee)

5.1.

A Compliance Committee (the “Committee”) shall be established with the board member in charge of the Compliance Office as its chairman. The Committee shall establish a basic Compliance policy, and supervise the progress of the Company’s status on compliance.

5.2.

The members of the Committee shall be those of the Managing Directors’ Meeting.

Article 6 (The Compliance Office)

The Committee shall have a Compliance Office (the “Office”) that shall serve as secretariat.  The Office shall be responsible for vigorously enforcing Compliance by planning and proposing policies concerning Compliance and providing each business division with guidance and support.

Article 7 (Compliance Officer)

7.1. Each business unit general manager, division general manager or other person separately appointed by the Committee (each, a “Compliance Officer”) shall be accountable to the Committee concerning Compliance matters within his or her area of jurisdiction.

7.2. The Compliance Officer, in response to compliance-related needs within the range of his/her business operations, shall handle issues properly with the Compliance Office’s support.

Article 8 (Special Rules Regarding Public Relations)

If the Office decides that a particular Compliance matter may affect public relations, it shall report the matter as soon as possible to the manager of the Public Relations & Advertisement Division and the manager of the Investor Relations Division.

Chapter III: Code of Ethics

Article 9 (Code of Ethics)

9.1. The Company’s executives and regular employees shall:

a) Promote honest and ethical conduct, including the ethical handling of conflicts of interest,

b) Promote full, fair, accurate, timely and understandable disclosure,

c) Promote compliance with applicable laws and governmental rules and regulations, and

d) Deter wrongdoing.

9.2. The Company’s executives and regular employees shall owe a duty to the Company to act with integrity.  Integrity requires, among other things, being honest and candid.  Deceit and subordination of principle are inconsistent with integrity.

9.3. The Company’s executives and regular employees shall:

a) Act with integrity, including being honest and candid while still maintaining the confidentiality of information where required or consistent with the Company’s policies,

b) Observe both the form and spirit of laws and governmental rules and regulations, accounting standards and Company policies, and

c) Adhere to a high standard of business ethics.

Article 10 (Conflicts of Interest and Corporate Opportunities)

10.1. The Company’s executives and regular employees shall refrain from conduct that conflicts with the interests of the Company and subordinate their personal interests to those of the Company.  A “conflict of interest” can arise when any of the Company’s executives and regular employees takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively.  Before taking any action that might conflict with or compete against the interests of the Company, directors shall obtain prior approval from the Board of Directors in accordance with Articles 356-1 and 365 of the Company Law of Japan.

10.2. Some clear conflict of interest situations that should always be approved by the Board of Directors, if material, include the following.  It shall be remembered that any case that has a conflict of interest to any of the Company’s executives and regular employees also has a conflict of interest to his/her family member(s).

a) Any significant ownership interest in any supplier or customer;

b) Any consulting or employment relationship with any customer, supplier or competitor;

c) Any outside business activity that detracts from an individual’s ability to devote appropriate time and attention to his or her responsibilities with the Company;

d) The receipt of non-nominal gifts or excessive entertainment from any company with which the Company has current or prospective business dealings;

e) Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any immediate family member; and

f) Selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell.

Anything that would present a conflict for a Covered Person would likely also present a conflict if related to a member of his or her family.

10.3. When the Company’s executives and regular employees are uncertain as to whether their or others conduct might conflict with the Company’s interests, they shall consult with and/or report to the Office.

Article 11 (Disclosure Controls and Procedures)

11.1. The Company’s executives and regular employees shall be familiar with and comply with the Company’s Disclosure Controls and Procedures applicable to him/her, so that the Company’s subject reports and documents filed with the Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable federal securities laws and SEC rules.

11.2. The Company’s executives and regular employees having direct or supervisory authority regarding these SEC filings or the Company’s other public communications concerning its general business, results, financial condition and prospects shall, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

11.3. The Company’s executives and regular employees shall:

a) Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company,

b) Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

c) Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

Article 12 (Confidentiality)

The Company’s executives and regular employees shall maintain the confidentiality of undisclosed material information concerning to the Company, affiliated companies, customers, joint venture partners and other such parties that, if disclosed, would harm the Company or such other entities.

Article 13 (Prohibition of Unfair Transactions)

13.1. The Company does not seek competitive advantage through unlawful or unethical business practices.

13.2. The Company’s executives and regular employees shall endeavor to deal fairly with customers, competitors and other parties with whom they deal during the course of business, and shall refrain from engaging in unfair transactions or acts, such as price or market manipulation, concealing facts, taking advantage of information that they become aware of based on their position, miscommunication of material information and similar such acts.

Article 14 (Protection and Proper Use of the Company’s Assets)

The Company’s executives and regular employees shall protect the Company’s assets and ensure their efficient use.  All Company’s assets shall be used only for legitimate business purposes.

Article 15 (Compliance with Laws)

15.1. The Company’s executives and regular employees shall observe all laws and regulations applicable to the Company’s business.

15.2. The Company’s executives and regular employees shall exercise sufficient care with respect to investments in securities so that they do not violate insider-trading laws and so that they comply with the Financial Instruments and Exchange Law and Company rules.  The Company’s executives and regular employees shall consult with and/or report to the Office if they do not understand applicable laws or regulations or if they have any doubts regarding their application.

Article 16 (Responsibility to Report Noncompliance)

If any of the Company’s executives and regular employees violate any Compliance rules, are compelled to violate any Compliance rules or become aware of a violation of Compliance rules by a third party, they shall report such violation to the Office. In such case, the Company shall do everything possible to maintain the confidentiality of the report, the name of the person making the report and related matters.  Also, the Company shall not retaliate against or cause disadvantage to a reporting person.

Article 17 (Waivers of this Code of Ethics)

17.1. From time to time, the Company may waive some provisions of this Code of Ethics.  Any Company’s executives and regular employees who believe that a waiver may be called for shall contact the Office.

17.2.Any changes to or waiver of this Code of Ethics for directors of the Company shall, to the extent required, be promptly disclosed as provided by SEC rules.

Chapter IV: Policy and Planning

Article 18 (Compliance Enforcement)

The Committee shall at the start of the fiscal year prepare and submit a basic plan concerning Compliance to the Board of Directors for their approval.

Article 19 (Compliance Training)

The Personnel Division shall consider ways to improve Compliance awareness when it designs training programs for the Company’s executives and regular employees.

Chapter V: Follow up

Article 20 (Compliance Audit)

Corporate Administration & Internal Audit Department shall provide appropriate instruction and supervision as it deems necessary.

Article 21 (Revision)

Any revision of these Rules shall be made by resolution of the Board of Directors.